Free Writing Prospectus (To the Preliminary Prospectus Supplement dated November 20, 2014)	Filed pursuant to Rule 433 under the Securities Act Registration Statement No. 333-180112

$1,150,000,000

6.000% Senior Notes due 2023

Term Sheet

November 20, 2014

Issuer:	MGM Resorts International (the “Issuer”)

Offering Size:	$1,150,000,000 aggregate principal amount, which constitutes an increase of $150,000,000 from the preliminary prospectus supplement

Title of Securities:	6.000% Senior Notes due 2023 (the “Notes”)

Maturity:	March 15, 2023

Offering Price:	100.000%, plus accrued interest, if any, from November 25, 2014

Coupon:	6.000%

Yield to Maturity:	6.000%

Gross Proceeds:	$1,150,000,000

Net Proceeds to Issuer before Estimated Expenses:	$1,138,500,000

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2015

Record Dates:	March 1 and September 1

Optional Redemption:	The Issuer may redeem the Notes, in whole or in part at any time at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed; or

•       as determined by an independent investment banker, the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement dated November 20, 2014), plus 50 basis points plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the Notes to be redeemed.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
SMBC Nikko Securities America, Inc.
Morgan Stanley & Co. LLC

Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Deutsche Bank Securities Inc.
Credit Agricole Securities (USA) Inc.
RBS Securities Inc.
Scotia Capital (USA) Inc.
UBS Securities LLC

Trade Date:	November 20, 2014

Settlement Date:	November 25, 2014 (T+3)

Distribution:	Registered Offering

CUSIP Number:	552953 CC3

ISIN Number:	US552953CC35

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the Next-Generation EDGAR System on the SEC web site at www.sec.gov. Alternatively, the Issuer or any underwriter will arrange to send you the prospectus if you request by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or dg.prospectus_requests@baml.com.

The information in this communication supplements the information in the preliminary prospectus supplement and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein. Before you invest, you should read the preliminary prospectus supplement (including the documents incorporated by reference therein) for more information concerning the Issuer and the Notes.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.